UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OCULAR THERAPEUTIX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

67576A 100

(CUSIP Number)

Amarpreet Sawhney, Ph.D.

President and Chief Executive Officer

Ocular Therapeutix, Inc.

36 Crosby Drive, Suite 101

Bedford, MA 01730

(781) 357-4000

with a copy to:

Brian A. Johnson, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of reporting persons. Amarpreet Sawhney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 646,883 (1)
	8.	Shared voting power 2,127,810 (2)
	9.	Sole dispositive power 646,883 (1)
	10.	Shared dispositive power 2,127,810 (2)
11.	Aggregate amount beneficially owned by each reporting person 2,774,693 shares
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.4% (3)
14.	Type of reporting person (see instructions) IN

(1)	Of these shares (i) 487,242 shares of common stock are held by Dr. Sawhney directly and (ii) 159,641 shares of common stock are issuable upon the exercise of options exercisable by Dr. Sawhney within 60 days after July 30, 2014.
(2)	Of these shares (i) 379,419 shares of common stock are held by the SAFIGS Trust; (ii) 71,969 shares of common stock are held by the Sawhney Family Dynasty Trust; (iii) 471,784 shares of common stock are held by the Sangam Trust; (iv) 189,393 shares of common stock held by the Amarpreet S. Sawhney 2014 GRAT; (v) 846,377 shares of common stock are held by Incept, LLC (vi) 38,420 shares of common stock are held by the Navdeep Chadha 2007 Delaware Trust; and (vii) 130,448 shares of common stock held by the Jaswinder Chadha 2007 Delaware Trust.. Dr. Sawhney or his immediate family members are beneficiaries of, but Dr. Sawhney is not a trustee of, the SAFIGS Trust, the Sawhney Family Dynasty Trust, the Sangam Trust and the Amarpreet S. Sawhney 2014 GRAT. Dr. Sawhney has voting and investment power as a general partner of Incept, LLC. Dr. Sawhney has voting and investment power as a trustee of the Navdeep Chadha 2007 Delaware Trust and the Jaswinder Chadha 2007 Delaware Trust. The SAFIGS Trust, the Sawhney Family Dynasty Trust, the Sangam Trust, the Amarpreet S. Sawhney 2014 GRAT, Navdeep Chadha 2007 Delaware Trust and the Jaswinder Chadha 2007 Delaware Trust are collectively referred to as the “Sawhney Entities.”
(3)	Based on 20,729,131 shares of the Issuer’s Common Stock (as such terms are defined below) outstanding on July 30, 2014, as adjusted to reflect 159,641 shares of common stock issuable upon the exercise of options held by Dr. Sawhney that are exercisable within 60 days after July 30, 2014.

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SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Ocular Therapeutix, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 36 Crosby Drive, Suite 101, Bedford, MA 01730.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Amarpreet Sawhney (the “Reporting Person”).

(b) The business address of the Reporting Person is 36 Crosby Drive, Suite 101, Bedford, MA 01730.

(c) The Reporting Person’s principal occupation is to serve as the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On July 24, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-196932) in connection with its initial public offering (“IPO”) of 5,000,000 shares of Common Stock was declared effective.

Pre-IPO Common Stock

On September 12, 2006, the Issuer granted the Reporting Person 2,800,000 shares of Common Stock for services rendered in connection with the founding of the Issuer and as a form of long-term, equity based compensation.

On September 12, 2006 the Issuer granted Incept, LLC 1,169,700 shares of Common Stock, for services rendered in connection with the founding of the Issuer.

On September 15, 2007, the Issuer granted the Reporting Person 250,000 shares of Common Stock as a form of long-term, equity based compensation.

On February 1, 2010, the Issuer granted the Reporting Person 40,000 shares of Common Stock as a form of long-term, equity based compensation.

On June 16, 2011, the Issuer granted the Reporting Person 100,000 shares of Common Stock as a form of long-term, equity based compensation.

On August 12, 2011, the Issuer granted the Reporting Person 20,000 shares of Common Stock as a form of long-term, equity based compensation.

On August 12, 2011 the Issuer granted the Reporting Person an option to purchase 290,000 shares of Common Stock, at an exercise price of $0.51 per share as a form of long-term, equity based compensation. This option vests over four years, with 25% of the shares underlying the option vesting on August 12, 2012, and 2.0833% vesting monthly thereafter.

On February 24, 2012, the Issuer granted the Reporting Person 45,000 shares of Common Stock as a form of long-term, equity based compensation.

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On December 21, 2012, the Issuer granted the Reporting Person 65,000 shares of Common Stock as a form of long-term, equity based compensation.

On January 31, 2013, the Issuer granted the Reporting Person an option to purchase 280,850 shares of Common Stock, at an exercise price of $1.034 per share as a form of long-term, equity based compensation. This option vests over four years, with (i) approximately 25.2% of the shares underlying the option vesting on February 1, 2014, (ii) approximately 3.7% vesting monthly from January 1, 2015 to July 1, 2015, (iii) approximately 3.5% vesting on August 1, 2015, (iv) approximately 3.7% vesting monthly from January 1, 2016 to October 1, 2016, (v) approximately 0.8% vesting on November 1, 2016, and (vi) approximately 3.7% vesting monthly from January 1, 2017 to February 1, 2018.

On January 31, 2013, the Issuer granted the Reporting Person an option to purchase 219,150 shares of Common Stock, at an exercise price of $0.94 per share as a form of long-term, equity based compensation. This option vests over four years, with (i) approximately 24.7% of the shares underlying the option vesting on February 1, 2014, (ii) approximately 4.8% vesting monthly from March 1, 2014 to December 1, 2014, (iii) approximately 0.3% vesting on August 1, 2015, (iv) approximately 4.8% vesting monthly from September 1, 2015 to December 1, 2015, (v) approximately 3.7% vesting on November 1, 2016, and (vi) approximately 4.8% vesting on December 1, 2016.

On March 19, 2013, the Issuer granted the Reporting Person 265,000 shares of Common Stock as a form of long-term, equity based compensation.

On February 12, 2014, the Issuer granted the Reporting Person 316,250 shares of Common Stock as a form of long-term, equity based compensation.

On February 12, 2014, Incept, LLC acquired 500,000 shares of Common Stock for an aggregate purchase price of $1,650,000. Incept, LLC acquired its shares with working capital.

On March 31, 2014, the Issuer granted the Reporting Person an option to purchase 36,649 shares of Common Stock, at an exercise price of $3.663 per share as a form of long-term, equity based compensation. This option vests over four years, with (i) approximately 11.4% of the shares underlying the option vesting on January 31, 2017, (ii) approximately 11.4% vesting monthly from February 28, 2017 to May 31, 2017, (iii) approximately 9.0% vesting on June 30, 2017, and (iv) approximately 11.4% vesting monthly from January 31, 2018 to March 31, 2018.

On March 31, 2014, the Issuer granted the Reporting Person an option to purchase 163,351 shares of Common Stock, at an exercise price of $3.33 per share as a form of long-term, equity based compensation. This option vests over four years, with (i) approximately 30.6% of the shares underlying the option vesting on March 31, 2015, (ii) approximately 2.6% vesting monthly from April 30, 2015 to December 31, 2016, (iii) approximately 0.5% vesting on June 30, 2017, and (iv) approximately 2.6% vesting monthly from July 31, 2017 to December 31, 2017.

On April 14, 2014, the Issuer granted the Reporting Person 75,075 shares of Common Stock as a form of long-term, equity based compensation.

On April 14, 2014, the Issuer granted the Reporting Person an option to purchase 125,000 shares of Common Stock, at an exercise price of $3.33 per share as a form of long-term, equity based compensation. This option vests over four years, with 25% of the shares underlying the option vesting on March 31, 2015, and 2.0833% vesting monthly thereafter.

At various time between September 2006 and July 2014, the Reporting Person transferred certain of his shares of Common Stock to the SAFIGS Trust, the Amarpreet S. Sawhney 2014 GRAT, Incept, LLC, the Sawhney Family Dynasty Trust and the Sangam Trust.

On July 20, 2014, the Issuer effected a one-for-2.64 reverse split of its Common Stock, which resulted in the Reporting Person and the Sawhney entities owning, in aggregate, 2,163,262 shares of Common Stock and options to purchase an aggregate of 422,346 shares of Common Stock.

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Pre-IPO Preferred Stock

In October 2006, Incept, LLC acquired 320,836 shares of Series A preferred stock for an aggregate purchase price of $320,836.

In January 2007, Jaswinder Chadha acquired 50,000 shares of Series A preferred stock for an aggregate purchase price of $50,000. These shares were subsequently transferred to the Jaswinder Chadha 2007 Delaware Trust.

In January 2007, Navdeep Chadha acquired 25,000 shares of Series A preferred stock for an aggregate purchase price of $25,000. These shares were subsequently transferred to the Navdeep Chadha 2007 Delaware Trust.

In April 2007, Jaswinder Chadha acquired 50,000 shares of Series A preferred stock for an aggregate purchase price of $50,000. These shares were subsequently transferred to the Jaswinder Chadha 2007 Delaware Trust.

In January 2008, Jaswinder Chadha acquired 27,144 shares of Series B preferred stock for an aggregate purchase price of $50,000. These shares were subsequently transferred to the Jaswinder Chadha 2007 Delaware Trust.

In December 2010, Navdeep Chadha acquired 31,267 shares of Series C Preferred Stock for an aggregate purchase price of $64,097.35. These shares were subsequently transferred to the Navdeep Chadha 2007 Delaware Trust.

In December 2010, Jaswinder Chadha acquired 48,781 shares of Series C Preferred Stock for an aggregate purchase price of $100,001.05. These shares were subsequently transferred to the Jaswinder Chadha 2007 Delaware Trust.

In January 2011, Incept, LLC acquired 243,902 shares of Series C Preferred Stock for an aggregate purchase price of $500,000. Incept, LLC acquired its shares with working capital.

In January 2011, the Sangam Trust acquired 42,440 shares of Series C Preferred Stock for an aggregate purchase price of $87,002.72. The Sangam Trust acquired its shares with funds on hand.

In January 2011, the Navdeep Chadha 2007 Delaware Trust acquired 20,164 shares of Series C Preferred Stock for an aggregate purchase price of $41,335.87. The Navdeep Chadha 2007 Delaware Trust acquired its shares with funds on hand.

In January 2011, the Jaswinder Chadha 2007 Delaware Trust acquired 68,462 shares of Series C Preferred Stock for an aggregate purchase price of $140,347.25. The Jaswinder Chadha 2007 Delaware Trust acquired its shares with funds on hand.

In January 2011, the Issuer granted the Reporting Person 61,664 shares of Series C Preferred Stock as a form of long-term, equity based compensation.

Following the closing of the Issuer’s IPO on July 30, 2014, all of the Issuer’s Series A Preferred Stock, the Series B Preferred Stock and Series C Preferred Stock converted into shares of Common Stock on a one-for-2.64 basis, which resulted in the Reporting Person and the Sawhney entities owning, in aggregate, an additional 374,868 shares of Common Stock.

IPO Stock

On July 30, 2014, the Sangam trust purchased 76,922 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $999,986.

Item 4. Purpose of Transaction.

Each of the Sawhney Entities purchased shares of Common Stock of the Issuer (including shares of preferred stock convertible into Common Stock) for investment purposes. The Reporting Person holds certain voting powers with respect to, or is a beneficiary of, the reportable securities owned by the Sawhney Entities. Except as otherwise described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to

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change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Person or his affiliates may, from time to time or at any time, subject to market and general economic conditions, the expiration of the 180-day lock-up agreement entered into by the Reporting Person in connection with the Issuer’s IPO, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 20,729,131 shares of Common Stock outstanding as of July 30, 2014, as adjusted to reflect 159,641 shares of common stock issuable upon the exercise of options held by Dr. Sawhney that are exercisable within 60 days after July 30, 2014.

(a) The Reporting Person beneficially owns 2,774,693 shares of Common Stock, of which 159,641 are issuable upon the exercise of options exercisable within 60 days after July 30, 2014, or approximately 13.4% of the Common Stock outstanding.

(b) (i) Of the shares indicated as beneficially owned by the Report Person, the Reporting Person shares voting and dispositive power for 2,127,810 shares, representing beneficial ownership of 10.3% of the Issuer’s Common Stock. Of these shares:

(A)	846,377 shares are held by Incept, LLC. The Reporting Person is a general partner of Incept, LLC and may be deemed to share voting and dispositive power with the other general partner, Farhad Khosravi. Mr. Khosravi is President and Chief Executive Officer of Ostial Corporation. The business address for Mr. Khosravi is 1221 Innsbruck Drive Sunnyvale, CA 94089. During the last five years, Mr. Khosravi has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Khosravi is a citizen of the United States.

(B)	130,448 are held by the Jaswinder Chadha 2007 Delaware Trust. The Reporting Person is a trustee of the Jaswinder Chadha 2007 Delaware Trust and shares voting and dispositive power with the other trustee of the Jaswinder Chadha 2007 Delaware Trust, U.S. Trust Company of Delaware (“US Trust”). US Trust is a Delaware corporation and its business address is 1020 N French St., Wilmington, DE 19884. During the last five years, US Trust has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(C)	38,420 are held by the Navdeep Chadha 2007 Delaware Trust. The Reporting Person is a trustee of the Navdeep Chadha 2007 Delaware Trust and shares voting and dispositive power with the other trustee of the Navdeep Chadha 2007 Delaware Trust, U.S. Trust.

(D)

379,419 are held by the SAFIGS Trust. Deepika Sawhney and Mohan Sawhney are trustees of the SAFIGS trust and may be deemed to have voting and dispositive power over these shares. The business address for each of Ms. Sawhney and Mr. Sawhney is 36 Crosby Drive, Suite 101, Bedford, MA 01730. During the last five years, neither Ms. Sawhney nor Mr. Sawhney has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her

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being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Ms. Sawhney and Mr. Sawhney are citizen of the United States.

(E)	71,969 are held by the Sawhney Family Dynasty Trust. Mohan Sawhney is trustee of the Sawhney Family Dynasty trust and may be deemed to have voting and dispositive power over these shares.

(F)	471,784 are held by the Sangam Trust. Mohan Sawhney and US Trust are trustees of the Sangam Trust, and may be deemed to have voting and dispositive power over these shares.

(G)	189,393 are held by the Amarpreet S. Sawhney 2014 GRAT. Deepika Sawhney is trustee of the Amarpreet S. Sawhney 2014 GRAT trust and may be deemed to have voting and dispositive power over these shares.

(ii) Of the shares indicated as beneficially owned by the Reporting Person, the Reporting Person may be deemed to have sole voting and dispositive power for 646,883 shares, representing beneficial ownership of 3.1% of the Issuer’s Common Stock. Of these shares, 487,242 are held by the Reporting Person directly and 159,641 of which are issuable to the Reporting Person upon the exercise of options exercisable within 60 days after July 30, 2014.

The Reporting Person disclaims beneficial ownership of all securities other than those he owns directly, or by virtue of his pro rata beneficiary interest, in the securities owned by the Sawhney Entities.

(c) Except as described in this statement, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this statement. On July 30, 2014, as part of the Issuer’s IPO, the Sangam Trust purchased 76,922 newly-issued shares of Common Stock at a price of $13.00 per share for an aggregate purchase price of $999,986.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-up Agreement

The Reporting Person and each of the Sawhney Entities has entered into a lock-up agreement with the underwriters of the IPO pursuant to which such party has generally agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Cowen and Company, LLC on behalf of the underwriters, such party will not, subject to limited exceptions, during the period ending 180 days after July 24, 2014: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; (2) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

Investors Rights Agreement

Each of Incept, LLC, the Jaswinder Chadha 2007 Delaware Trust and the Navdeep Chadha 2007 Delaware Trust are parties to a Fourth Amended and Restated Investor Rights Agreement, dated June 30, 2013, as amended. Upon the closing of the Issuer’s IPO, holders of a total of 12,714,314 shares of the Issuer’s Common Stock outstanding or issuable upon exercise of warrants as of July 30, 2014, will have the right to require the Issuer to register these shares under the Securities Act of 1933, as amended (the “Securities Act”) under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. If not otherwise exercised, the rights under the investor rights agreement described below will expire five years after the closing of the Issuer’s IPO.

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Demand and Form S-3 Registration Rights

Beginning six months after the commencement of the IPO, subject to specified limitations set forth in the investor rights agreement, at any time, the holders of at least 50% of the then outstanding shares having rights under the investor rights agreement, or the registrable securities, may demand that the Issuer register registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $10 million. The Issuer is not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the investor rights agreement, at any time after the Issuer becomes eligible to file a registration statement on Form S-3, holders of the registrable securities then outstanding may request that the Issuer register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public would exceed $1 million.

Incidental Registration Rights

If, at any time after the closing of this offering, the Issuer proposes to register for its own account any of its securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require the Issuer to use its best efforts to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to the Issuer’s investor rights agreement is an underwritten public offering or if any of the Issuer’s warrant holders participate in such an offering pursuant to their warrants, the Issuer has agreed to enter into an underwriting agreement containing customary representations and warranties and covenants, including without limitation customary provisions with respect to indemnification of the underwriters of such offering.

In the event that any registration in which the holders of registrable securities participate pursuant to the investor rights agreement is an underwritten offering or if any of the warrant holders participate pursuant to the warrants, the Issuer will use its best efforts to include the requested securities, but such inclusions may be limited by market conditions to the extent set forth in the investor rights agreement.

Expenses

Pursuant to the investor rights agreement, the Issuer is required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of the selling stockholders own counsel (other than the counsel selected to represent all selling stockholders). The Issuer is not required to pay registration expenses if the registration request under the investor rights agreement is withdrawn at the request of holders initiating such registration request, unless the withdrawal is related to information concerning the business or financial condition of the Issuer after the initiation of such registration request.

The investor rights agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under the Securities Act, the Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

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Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Fourth Amended and Restated Investor Rights Agreement of the Registrant, as amended (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-196932), filed with the Securities and Exchange Commission on June 20, 2014).

99.2	Form of lock-up agreement by the Reporting Person and each of the Sawhney Entities (Incorporated by reference to Exhibit A of Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-196932), filed with the Securities and Exchange Commission on July 11, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014

Amarpreet Sawhney

By:	/s/ Amarpreet Sawhney

Amarpreet Sawhney

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Fourth Amended and Restated Investor Rights Agreement of the Registrant, as amended (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-196932), filed with the Securities and Exchange Commission on June 20, 2014).

99.2	Form of lock-up agreement by the Reporting Person and each of the Sawhney Entities (Incorporated by reference to Exhibit A of Exhibit 1.1 of Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-196932), filed with the Securities and Exchange Commission on July 11, 2014).